Mail Stop 3561

November 29, 2006

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

> **Re: Raytheon Company**
> **File No. 001-13699**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Mr. Wajsgras:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Pension Costs, page 37

1. We note that you had unrecognized actuarial losses of approximately $5.1 billion at December 31, 2005. Furthermore, we note per your disclosure in Note N to

your financial statements that your pension benefit obligation increased by approximately $1.15 billion and $1.07 billion in 2005 and 2004, respectively, as a result of actuarial losses. Please describe for us in further detail (and quantify to the extent necessary) the changes in discount rates, differences between actual and assumed asset returns, and differences between actual and assumed demographic experience which have contributed to the accumulation of significant unrecognized actuarial losses. Furthermore, please tell us and disclose in future filings i) whether actuarial losses are expected to continue to be realized and ii) whether you expect to revise your pension accounting assumptions as a result of the differences between your historical assumptions/estimates and your historical experience.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 53

2. It appears that your "Other accrued expenses" balance represents approximately 24% and 25% of your total current liabilities balance at December 31, 2005 and 2004, respectively. For each of the aforementioned periods, please tell us whether your reported "Other accrued expenses" balance includes any individual items that exceed 5% of your total current liabilities balances. If so, please disclose those individual items separately in future filings. Refer to paragraph 20 of Rule 5-02 of Regulation S-X for further guidance.

Notes to Consolidated Financial Statements, page 57

Note A: Accounting Policies, page 57

Lot Accounting, page 57

3. It appears that you have changed your basis of measurement of costs attributed to delivered aircraft (when applying lot accounting) from "average cost" to "average margin." Please explain to us the reason for the change in this measurement basis, when this change became effective, the impact of the change on your results of operations and balance sheet for the periods in which this change was effective, and why you did not account for this as a change in accounting policy.

Note L: Commitments and Contingencies, page 74

4. Please explain to us your consideration of EITF No. 00-24 and FIN 45 with regard to trade-in incentives offered on aircraft sales. Also explain to us and disclose your accounting for these incentives. As a part of your response, tell us i) the amount of sales recorded in each of the last three years subject to trade-in incentives, ii) the aggregate amount of the pre-determined trade-in values associated with those sales, and iii) whether you have committed to future sales

arrangements (e.g. sales of the Hawker 4000 or Premier) which offer similar trade-in incentives.

5. Please explain to us your consideration of FIN 45 in regard to the guarantees and letters of credit you provide to affiliates not consolidated by you. In particular, tell us if you have recorded an obligation for the fair value of the respective forms of these guarantees pursuant to paragraphs 8 and 9 of FIN 45. If any obligations related to such guarantees have been recorded, please disclose the carrying amount of the liability in future filings. Refer to the requirements of paragraph 13(c) of FIN 45.

6. Please tell us and disclose the circumstances under which Flight Operations may be required to buy back fractional interests of its customers, how the fair values of the fractional interests are determined under such circumstances, and the significant terms and conditions related thereto. In addition, given your customers' ability to require that you repurchase the fractional shares at fair value, please tell us and expand your disclosure in "Note A: Accounting Policies" to discuss how you determine the amount of revenue from the sale of fractional shares that will be recognized over the expected life of the customer relationship. Furthermore, please disclose how costs are recognized under your fractional interest sales arrangements.

Note O: Business Segment Reporting, page 87

7. We note that you have disclosed the non-GAAP measure "Free Cash Flow" in Note O to your financial statements. However, we note that Item 10(e)(1)(ii)(C) does not allow the presentation of non-GAAP financial measures on the face of financial statements prepared in accordance with GAAP or in the accompanying notes. As such please discontinue the presentation of "Free Cash Flow" in the notes to your financial statements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief